SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of March 2022

Commission File Number: 001-14014

CREDICORP LTD.
(Translation of registrant’s name into English)

Of our subsidiary
Banco de Credito del Peru:
Calle Centenario 156
La Molina
Lima 12, Peru
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

March 21, 2022

Securities and Exchange Commission - SEC

Re.: MATERIAL EVENT

Dear Sirs:

We hereby notify you as a Material Event that the company S&P Global Ratings has confirmed the credit rating of Credicorp Ltd. (Credicorp) at 'BBB' and the outlook at negative. Also, as a result of the change in rating and outlook for long-term sovereign ratings on Peru, the rating agency has changed the credit rating from 'BBB+' to 'BBB' and the outlook from negative to stable of 7 Peruvian financial entities, including Banco de Credito del Peru (BCP), BCP Panama and Mibanco, Banco de la Microempresa, subsidiaries of Credicorp.

The information in this Form 6-K regarding the rating of S&P Global Ratings has been disclosed in Peru in conformity with Peruvian law (Article 28 of the Capital Markets Law, approved by Supreme Decree 093-2002-EF, and by the Regulation of the Disclosure of Material Events and Reserved Information approved by Resolution 005-2014-SMV/01 of the Peruvian Capital Markets Superintendency). The ratings of S&P Global Ratings do not necessarily represent the opinion of Credicorp, nor should they be seen as a recommendation to buy shares or any other securities of Credicorp. Credicorp accepts no liability for the completeness, timeliness, accuracy or selection of such information.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the ‘Exchange Act’) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Miriam Böttger
Authorized Representative
Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 21, 2022

CREDICORP LTD. (Registrant)

By:	/s/ Miriam Böttger
Miriam Böttger
Authorized Representative

Seven Peruvian Financial Institutions Downgraded On Same Action On Sovereign, Outlook Stable

March 21, 2022

-
On March 18, 2022, S&P Global Ratings lowered its long-term sovereign ratings on Peru--foreign currency to 'BBB' from 'BBB+' and local currency to 'BBB+' from 'A-'. The downgrade reflects the impact of shifting political environment on growth and sovereign debt composition.

-
The outlook on the sovereign is now stable, incorporating expectations of maintenance of prudent fiscal management, monetary flexibility, and external position amid favorable conditions for global metals exporters such as Peru.

-
After this action, we're downgrading seven banks operating in the country, reflecting the sovereign credit quality influence on ratings on these banks and the weakening in Peru's capacity to provide support to the entities. The outlook on these banks is now stable, reflecting the one on the sovereign.

-
At the same time, we're affirming the ratings on two holding companies, the bulk of operations of which are in Peru. The outlook on both entities remains negative, reflecting the pressures from the negative trend on the economic risk in our Banking Industry Country Risk Assessment (BICRA) of Peru.

MEXICO CITY (S&P Global Ratings) March 21, 2022--S&P Global Ratings lowered its ratings on Banco de Credito del Peru (BCP), MiBanco, Banco de La Microempresa S.A., Scotiabank Peru S.A.A., Banco BBVA Peru, Banco Internacional del Peru S.A.A - Interbank, Corporacion Financiera de Desarrollo S.A. (COFIDE), Fondo Mivivienda S.A. (FMV; see the ratings list below). The outlook on all entities is now stable. At the same time, we affirmed the ratings on Credicorp Ltd. at 'BBB' and Intercorp Financial Services Inc. (IFS) at 'BBB-'. The outlook on both entities remains negative.

The rating action on the financial entities follows the downgrade of the sovereign. Our ratings on Peru limit those on domestic financial institutions, because we don't consider that the entities could withstand a sovereign default scenario, given their large exposure to the country in the form of loans and securities. In addition, the deterioration in the sovereign's credit fundamentals reduces its capacity to provide extraordinary government support to the financial system and government-related financial entities if needed.

The downgrade of Peru reflects the erosion of the institutional assessment of the sovereign after a prolonged period of political instability, due to continued tensions between the executive and legislative powers. This has reduced the capacity to implement timely policies to maintain growth in the medium term, which we believe weighs on investor confidence, reducing economic growth to a moderate pace. At the same time, we believe that political uncertainty will limit private investment plans, while bottlenecks to execute public spending remain.

PRIMARY CREDIT ANALYST

Ivana L Recalde

Buenos Aires

+ 54 11 4891 2127

ivana.recalde @spglobal.com

SECONDARY CONTACT

Sergio A Garibian

Sao Paulo

+ 55 11 3039 9749

sergio.garibian @spglobal.com

SOVEREIGN ANALYST

Constanza M Perez Aquino

Buenos Aires

+ 54 11 4891 2167

constanza.perez.aquino @spglobal.com

www.spglobal.com/ratingsdirect	March 21, 2022 1

Seven Peruvian Financial Institutions Downgraded On Same Action On Sovereign, Outlook Stable

In addition, the knock-on effect of the pandemic-related pension withdrawals increased reliance on external financing in 2020 and 2021 led to changes in Peru's debt composition, making its debt profile more vulnerable. Foreign currency-denominated debt is now 54% of the total (from just above 30% prior to the pandemic), and nonresident holdings of commercial debt account for more than 70%.

BCP

The stable outlook on BCP reflects the outlook on Peru, and our expectation that the ratings on the bank will move in tandem with those on the sovereign in the next 12-24 months because of BCP's high exposure to the domestic market. The negative trend in the economic risk in our BICRA of Peru could weaken BCP's capitalization metrics, resulting in a downward revision of the bank's stand-alone credit profile (SACP), but not in the final ratings, which are currently limited by those on the sovereign. BCP's conservative provisioning and loan guarantees under government programs should help slow the weakening of its asset quality and the increase in credit losses once the deferred loans begin to mature in the second half of the year.

Downside scenario. We could take a negative rating action on BCP if we were to take a similar action on the sovereign.

Upside scenario. We could take a positive rating action on BCP if we were to take a similar action on the sovereign, while the bank's all other rating fundamentals remain unchanged. However, this scenario seems unlikely at this point.

MiBanco

The stable outlook on MiBanco reflects the one on its owner, BCP. Ratings on MiBanco will move in tandem with those on BCP as long as the former remains an important subsidiary.

Scotiabank Peru

The stable outlook on Scotiabank Peru reflects the outlook on Peru, and our expectation that the ratings on the bank will move in tandem with those on the sovereign in the next 12-24 months because of its high exposure to the domestic market. We consider the bank to be a strategically important subsidiary of Bank of Nova Scotia (BNS), but we don't expect the entity would receive extraordinary support from its parent in case of sovereign distress. We expect tighter underwriting standards, adjustment of the loan portfolio, solid provisioning levels, and government loan guarantees to help the bank cope with the impact of deferred loans start coming due as the second half of the year.

Downside scenario. We could take a negative rating action on Scotiabank Peru if we were to take a similar action on the sovereign.

Upside scenario. We could take a positive rating action on Scotiabank Peru if we were to take a similar action on the sovereign. However, this scenario seems unlikely at this point.

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Seven Peruvian Financial Institutions Downgraded On Same Action On Sovereign, Outlook Stable

Banco BBVA Peru

The stable outlook on Banco BBVA Peru reflects the outlook on Peru, and our expectation that the ratings on the bank will move in tandem with those on the sovereign in the next 12-24 months because of its high exposure to the domestic market. We consider the bank to be a strategically important subsidiary of Banco Bilbao Vizcaya Argentaria S.A., but we don't expect the entity would receive extraordinary support from its parent in case of sovereign distress.

Downside scenario. We could take a negative rating action on Banco BBVA Peru if we were to take a similar action on the sovereign.

Upside scenario. We could take a positive rating action on Banco BBVA Peru if we were to take a similar action on the sovereign. But this scenario seems unlikely at this point.

Interbank

The stable outlook on Interbank in the next 24 months reflects our expectation that it will maintain stable credit fundamentals. A potential weakening of Interbank's intrinsic credit quality wouldn't automatically result in a downgrade because of the incorporation of the potential extraordinary support from the sovereign.

Downside scenario. We could lower the ratings in the next 24 months following a downgrade of the sovereign, together with a downward revision of Interbank's SACP by one notch. Also, the rating could fall if we were to revise downward the bank's SACP by two notches. However, both scenarios seem less likely at this point.

Upside scenario. We could take a positive rating action on the bank if we were to take a similar action on the sovereign or if revise upward the bank's SACP, but these scenarios seem unlikely at this point.

COFIDE

The stable outlook on COFIDE in the next 24 months reflects our view that it will remain the government's important financing tool in its plans to restart the domestic infrastructure sector, while COFIDE continues to be a key intermediary of loans disbursed to small- to mid-size enterprises through the banking system.

Downside scenario. We could lower the ratings in the next 24 months following a downgrade of the sovereign, or if we were to revise downward COFIDE's SACP by two notches to 'b+'. This could occur following deterioration of COFIDE's asset quality that would dent capitalization metrics as well.

Upside scenario. We could raise the ratings on COFIDE in the next 24 months if we were to upgrade the sovereign while the bank's all rating fundamentals remain unchanged. But this scenario seems unlikely at this point.

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Seven Peruvian Financial Institutions Downgraded On Same Action On Sovereign, Outlook Stable

FMV

The stable outlook on FMV reflects that on the sovereign rating on Peru, given our view that FMV will continue to play an important public policy role in reducing Peru's housing deficit. Therefore, the ratings on FMV will likely move in tandem with those on the sovereign.

Downside scenario. We could lower the ratings in the next 24 months following a downgrade of the sovereign, or if we revise downward FMV's SACP by three notches to 'bb'. However, a significant weakening of its credit profile is currently unlikely.

Upside scenario. We could raise the ratings on FMV in the next 24 months if we were to upgrade the sovereign, which we believe is unlikely at this point.

Credicorp

The negative outlook on Credicorp reflects the effects of Peru's deteriorating credit fundamentals, along with those of the financial system, could have on the company's asset portfolio, fundamentals, and dividend stream. Despite operations in the region, Credicorp receives a substantial portion of dividends from its Peruvian operations across various financial segments. However, we believe this is tempered by Credicorp's substantial liquid assets that ensures debt service coverage, even in a scenario of low dividends.

Upside scenario. We could revise the outlook on Credicorp to stable if we were to revise the banking industry economic risk trend in BICRA to stable, while the entity's credit fundamentals remain unchanged.

IFS

The negative outlook on IFS reflects the negative trend on the economic risk of Peru's BICRA. We could revise the economic risk score to a weaker category in the next 24 months, putting pressure on IFS's risk-adjusted capital ratio. Consequently, we would revise our assessment of IFS's capital and group credit profile, triggering the downgrade of IFS.

Upside scenario. We could revise the outlook on IFS to stable in the next 24 months if we were to revise the negative trend in the economic risk in BICRA to stable, while the company's rating fundamentals remain unchanged.

Environmental, Social, and Governance (ESG) Factors

ESG factors have no material influence on our credit rating analysis of the financial institutions mentioned above.

Related Criteria

-	General Criteria: Hybrid Capital: Methodology And Assumptions, March 2, 2022

-	Criteria | Financial Institutions | General: Financial Institutions Rating Methodology, Dec. 9, 2021

www.spglobal.com/ratingsdirect	March 21, 2022 4

Seven Peruvian Financial Institutions Downgraded On Same Action On Sovereign, Outlook Stable

-	Criteria | Financial Institutions | Banks: Banking Industry Country Risk Assessment Methodology And Assumptions, Dec. 9, 2021

-	General Criteria: Environmental, Social, And Governance Principles In Credit Ratings, Oct. 10, 2021

-	General Criteria: Group Rating Methodology, July 1, 2019

-	Criteria | Financial Institutions | General: Risk-Adjusted Capital Framework Methodology, July 20, 2017

-	General Criteria: Methodology For Linking Long-Term And Short-Term Ratings, April 7, 2017

-	General Criteria: Rating Government-Related Entities: Methodology And Assumptions, March 25, 2015

-	General Criteria: Ratings Above The Sovereign--Corporate And Government Ratings: Methodology And Assumptions, Nov. 19, 2013

-	General Criteria: Principles Of Credit Ratings, Feb. 16, 2011

-	Criteria | Insurance | General: Refined Methodology And Assumptions For Analyzing Insurer Capital Adequacy Using The Risk-Based Insurance Capital Model, June 7, 2010

Related Research

-	Peru Long-Term Foreign Currency Rating Lowered To 'BBB' On Political Stalemate Limiting Growth Prospects; Outlook Stable, March 18, 2022

Ratings List

Downgraded; CreditWatch/Outlook Action; Ratings Affirmed
	To	From
Banco BBVA Peru
Issuer Credit Rating	BBB/Stable/A-2	BBB+/Negative/A-2
Senior Unsecured	BBB	BBB+
Subordinated	BBB-	BBB
Downgraded; CreditWatch/Outlook Action; Ratings Affirmed
	To	From
Scotiabank Peru S.A.A.
Issuer Credit Rating	BBB/Stable/A-2	BBB+/Negative/A-2
Downgraded; CreditWatch/Outlook Action; Ratings Affirmed
	To	From
Banco de Credito del Peru
Issuer Credit Rating	BBB/Stable/A-2	BBB+/Negative/A-2
Senior Unsecured	BBB	BBB+
Subordinated	BBB-	BBB

www.spglobal.com/ratingsdirect	March 21, 2022 5

Seven Peruvian Financial Institutions Downgraded On Same Action On Sovereign, Outlook Stable

Banco de Credito del Peru, Panama Branch

Subordinated	BBB-	BBB
Downgraded; CreditWatch/Outlook Action; Ratings Affirmed
	To	From
MiBanco, Banco de La Microempresa S.A.
Issuer Credit Rating	BBB/Stable/A-2	BBB+/Negative/A-2
Downgraded; CreditWatch/Outlook Action
	To	From
Banco Internacional del Peru S.A.A - Interbank
Issuer Credit Rating	BBB-/Stable/--	BBB/Negative/--
Senior Unsecured	BBB-	BBB
Subordinated	BB+
Downgraded; CreditWatch/Outlook Action
	To	From
Corporacion Financiera de Desarrollo S.A.
Issuer Credit Rating	BBB-/Stable/A-3	BBB/Negative/A-2
Senior Unsecured	BBB-	BBB
Subordinated	BB+	BBB-
Downgraded; CreditWatch/Outlook Action
	To	From
Fondo Mivivienda S.A.
Issuer Credit Rating	BBB/Stable/--	BBB+/Negative/--
Senior Unsecured	BBB	BBB+
Ratings Affirmed
Credicorp Ltd.
Issuer Credit Rating	BBB/Negative/--
Senior Unsecured	BBB
Ratings Affirmed
Intercorp Financial Services Inc.
Issuer Credit Rating	BBB-/Negative/A-3
Senior Unsecured	BBB

Certain terms used in this report, particularly certain adjectives used to express our view on rating relevant factors, have specific meanings ascribed to them in our criteria, and should therefore be read in conjunction with such criteria. Please see Ratings Criteria at www.standardandpoors.com for further information. Complete ratings information is available to subscribers of RatingsDirect at www.capitaliq.com. All ratings affected by this rating action can be found on S&P Global Ratings' public website at www.standardandpoors.com. Use the Ratings search box located in the left column.

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Seven Peruvian Financial Institutions Downgraded On Same Action On Sovereign, Outlook Stable

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